SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 18, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports second quarter 2020 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2020 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 200 MILLION

NET DEBT2 TOTALED NIS 658 MILLION AT QUARTER END

PARTNER TV SUBSCRIBER BASE REACHES 220 THOUSAND AS OF TODAY

PARTNER’S FIBER OPTIC INFRASTRUCTURE REACHES OVER
657 THOUSAND HOUSEHOLDS ACROSS ISRAEL AS OF TODAY

Second quarter 2020 highlights (compared with second quarter 2019)

•	Total Revenues: NIS 774 million (US$ 223 million), a decrease of 1%
•	Service Revenues: NIS 616 million (US$ 178 million), a decrease of 4%
•	Equipment Revenues: NIS 158 million (US$ 46 million), an increase of 14%
•	Total Operating Expenses (OPEX)[2]: NIS 456 million (US$ 132 million), a decrease of 3%
•	Adjusted EBITDA²: NIS 200 million (US$ 58 million), a decrease of 7%
•	Adjusted EBITDA Margin[2]: 26% of total revenues compared with 27%
•	Profit for the Period: NIS 7 million (US$ 2 million), an increase of 133%
•	Net Debt: NIS 658 million (US$ 190 million), a decrease of NIS 307 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 44 million (US$ 13 million), an increase of NIS 13 million
•	Cellular ARPU: NIS 51 (US$ 15), a decrease of 12%
•	Cellular Subscriber Base: approximately 2.71 million at quarter-end, an increase of 4%
•	TV Subscriber Base: 215 thousand subscribers at quarter-end, an increase of 55 thousand subscribers since Q2 2019, and an increase of 15 thousand in the quarter

Rosh Ha’ayin, Israel, August 18, 2020 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended June 30, 2020.

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Commenting on the results for the second quarter 2020, Mr. Isaac Benbenisti, CEO of Partner noted:

“The rapid adjustments we have made at Partner to adapt to the coronavirus period are reflected in the results that we publish today.

Partner finished the quarter with a net profit of NIS 7 million, despite the harmful impacts from the restrictions on international travel and the reduced activity in shopping malls. The strengthening of the fixed-line segment and our status as a communications group contributed to our ability to remain stable during this period.

In addition, Partner's financial strength led to an improvement in the outlook of our A+ rating from negative to stable. This change, when the impact of the coronavirus crisis is at its peak, demonstrates our ability to continue to operate in times of uncertainty.

In the business sector, we are focusing our efforts on ensuring our customers’ business continuity, as they have expanded the transition to working from home, by implementing the information security systems and cloud services which Partner offers. These changes in business practices, and the need for advanced communication services and infrastructure, support the continued growth in Partner's business sector activities.

In the cellular segment, our subscriber base increased by 32 thousand and the churn rate remained stable at 7.5%. Last month we unveiled Partner 5G – the cellular network which Partner is building with the ability to reach data transfer speeds of 1 Gb/s.

Last week the Company recorded a strategic accomplishment in the frequency auction tender with the acquisition of 4G & 5G frequencies that will enable Partner to offer its retail and business subscribers advanced 5G services.

Partner’s independent fiber infrastructure, ‘Partner Fiber’, reaches today over 657 thousand households across Israel – from Eilat in the south to Naharia in the north, as well as dozens of other cities through the country.

This month we are marking the three-year anniversary of Partner TV, whose subscriber base has grown more than any other TV service in Israel since its launch, and, as of today, reaches over 220 thousand subscribers."

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“The results for the second quarter of 2020 reflect, on the one hand, the negative impact of the global coronavirus crisis on the Company's revenues and, on the other hand, the Company's agility in quickly adjusting to the changes made, the impact of which largely offset the harmful effects of the crisis.

In the second quarter, we saw the effect of the near-complete cessation of international travel which caused a significant decrease in revenues from roaming services, and the effect of the closure of shopping malls which negatively impacted equipment sales. Nevertheless, the overall impact of the coronavirus crisis on our results in the second quarter 2020 was not significant, owing, among other factors, to the fact that the Company mitigated the impact by cutting costs by temporarily reducing our headcount through putting a significant number of employees on unpaid leave, and by using alternative sales channels to support equipment sales. In addition, we recorded improvements in our fixed-line business performance as a result of the heightened need for fast and stable communications services both in the residential and business sectors.

Despite the restrictions in our operations during part of the quarter, in the cellular segment our subscriber base increased by 32 thousand subscribers, including 24 thousand Post-Paid subscribers, in conjunction with stability in the churn rate, which remained unchanged at 7.5%, reflecting a decline in the churn of Post-Paid subscribers and an increase in the churn of Pre-Paid subscribers. ARPU this quarter totaled NIS 51 compared with NIS 53 in the previous quarter, which reflected the negative impact on roaming revenues of the coronavirus crisis which significantly reduced international travel. In addition, the Company's TV subscriber base increased by 15 thousand subscribers, the majority of whom are also internet subscribers of the Company.

Adjusted EBITDA this quarter totaled NIS 200 million, compared with NIS 215 million in the previous quarter. The decline in Adjusted EBITDA resulted from the refund during the previous quarter of approximately NIS 20 million of surplus payments to Bezeq for access to the wholesale internet infrastructure during the years 2017 to 2019, in accordance with the Ministry of Communications’ decision regarding the update of the wholesale market tariffs. Excluding this refund, the Company recorded an increase in Adjusted EBITDA, despite the full quarter impact of the coronavirus crisis compared to only a partial impact in the first quarter, reflecting, among other factors, the Company’s cost cutting measures and improvement in performance in a number of the Company’s activities.

Adjusted Free Cash Flow (before interest) totaled NIS 44 million in the second quarter. CAPEX totaled NIS 119 million, with investments continuing to reflect the Company's continued efforts to expand the deployment of its fiber optic network and to further penetrate the TV market. These investments continue to be possible as a result of Partner's financial stability and strong balance sheet, and have continued through the challenging period of the coronavirus crisis, as we see an increase in the amount of subscribers who are joining our fiber optic infrastructure service, reflecting, among other things, an understanding of the necessity of this product during this period.

The level of net debt at the end of the second quarter stood at NIS 658 million, compared with NIS 965 million at the end of the second quarter 2019, a decrease of NIS 307 million. The decrease mainly reflected the Company’s successful equity raise of NIS 276 million, net, in January 2020.

In light of the near-complete cessation of international travel which has caused a significant decrease in revenues from roaming services to date, the Company estimates that continuation in the international travel cessation will result in a material negative impact on the Company's results of operations for the second half of 2020. We estimate that we will be able to partially mitigate the aforementioned material effects through proactive measures the Company has taken, and continues to take, to cut costs and also by improvements in other business parameters, including positive improvements resulting from an increase in demand for the Company's services following the crisis.”

Q2 2020 compared with Q1 2020

NIS Million	Q1’20	Q2’20	Comments
Service Revenues	629	616	The decrease resulted from a decline in cellular service revenues as a result of the coronavirus crisis
Equipment Revenues	178	158	The decrease mainly reflected lower sale volumes due to the closure of sale points during April and part of May as a result of the coronavirus crisis
Total Revenues	807	774
Gross profit from equipment sales	37	30
OPEX	460	456
The decrease mainly reflects the savings in OPEX due to cost cutting measures taken to mitigate the coronavirus crisis offset by the refund in the first quarter from Bezeq of approx. NIS 20 million of surplus payments made in 2017-2019 for access to wholesale internet infrastructure due to MoC decision

Adjusted EBITDA	215	200
Profit for the Period	10	7
Capital Expenditures (additions)	129	121
Adjusted Free Cash Flow (before interest payments)	10	44	The increase resulted mainly from a decline in cash flow used in capital expenditures
Net Debt	673	658

	Q1’20	Q2’20	Comments
Cellular Subscribers (end of period, thousands)	2,676	2,708	Increase of approx. 24 thousand Post-Paid subscribers and 8 thousand Pre-Paid subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	53	51	The decrease resulted from the decline in roaming revenues as a result of the coronavirus crisis
Quarterly Cellular Churn Rate (%)	7.5%	7.5%	The stability reflected a decline in Post-Paid subscriber churn and an increase in Pre-Paid subscriber churn
TV Subscribers (end of period, thousands)	200	215

Key Financial Results

NIS MILLION (except EPS)	Q2'19	Q2'20	% Change
Revenues	781	774	-1%
Cost of revenues	650	653	0%
Gross profit	131	121	-8%
Operating profit	22	20	-9%
Profit for the period	3	7	+133%
Earnings per share (basic, NIS)	0.02	0.04
Adjusted Free Cash Flow (before interest)	31	44	+42%

Key Operating Indicators

	Q2'19	Q2'20	Change
Adjusted EBITDA (NIS million)	214	200	-7%
Adjusted EBITDA margin (as a % of total revenues)	27%	26%	-1
Cellular Subscribers (end of period, thousands)	2,616	2,708	+92
Quarterly Cellular Churn Rate (%)	7.9%	7.5%	-0.4
Monthly Average Revenue per Cellular User (ARPU) (NIS)	58	51	-7

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'19	Q2'20	Change %	Q2'19	Q2'20	Change %	Q2'19	Q2'20	Q2'19	Q2'20	Change %
Total Revenues	568	539	-5%	254	272	+7%	(41)	(37)	781	774	-1%
Service Revenues	453	409	-10%	230	244	+6%	(41)	(37)	642	616	-4%
Equipment Revenues	115	130	+13%	24	28	+17%	-	-	139	158	+14%
Operating Profit	14	13	-7%	8	7	-13%	-	-	22	20	-9%
Adjusted EBITDA	159	129	-19%	55	71	+29%	-	-	214	200	-7%

Financial Review

In Q2 2020, total revenues were NIS 774 million (US$ 223 million), a decrease of 1% from NIS 781 million in Q2 2019.

Service revenues in Q2 2020 totaled NIS 616 million (US$ 178 million), a decrease of 4% from NIS 642 million in Q2 2019.

Service revenues for the cellular segment in Q2 2020 totaled NIS 409 million (US$ 118 million), a decrease of 10% from NIS 453 million in Q2 2019. The decrease was mainly the result of the negative impact of the coronavirus crisis on roaming service revenues and the continued price erosion of cellular services due to the continued competitive market conditions, which were partially offset by an increase in interconnect revenues.

Service revenues for the fixed-line segment in Q2 2020 totaled NIS 244 million (US$ 70 million), an increase of 6% from NIS 230 million in Q2 2019. The increase mainly reflected higher revenues from internet and TV services, which were partially offset by a decline in revenues from international calling services.

Equipment revenues in Q2 2020 totaled NIS 158 million (US$ 46 million), an increase of 14% from NIS 139 million in Q2 2019, mainly reflecting increased sales of cellular equipment to wholesale customers, as well as an increase in sales volumes in the fixed-line segment, despite the adverse impact of the coronavirus crisis on retail customer sales.

Gross profit from equipment sales in Q2 2020 was NIS 30 million (US$ 9 million), compared with NIS 35 million in Q2 2019, a decrease of 14%, largely reflecting lower profit margins as a result of the change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 456 million (US$ 132 million) in Q2 2020, a decrease of 3% or NIS 16 million from Q2 2019. The decrease mainly reflected a decrease in payroll and related expenses mainly due to employees placed on unpaid leave during April and part of May.  In addition, it reflected a decrease in international calling services expenses, a partial refund of rent expenses, and savings in other overhead costs due to the coronavirus crisis and various cost cutting measures implemented by the Company. These decreases were partially offset by an increase in interconnect expenses and in expenses related to internet and television services. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q2 2020 decreased by 5% compared with Q2 2019.

Operating profit for Q2 2020 was 20 million (US$ 6 million), a decrease of 9% compared with NIS 22 million in Q2 2019. The decrease mainly resulted from the decrease in Adjusted EBITDA (see Adjusted EBITDA analysis by segment below), partially offset by a decrease in depreciation and amortization expenses.

Adjusted EBITDA in Q2 2020 totaled NIS 200 million (US$ 58 million), a decrease of 7% from NIS 214 million in Q2 2019. As a percentage of total revenues, Adjusted EBITDA in Q2 2020 was 26% compared with 27% in Q2 2019.

Adjusted EBITDA for the cellular segment was NIS 129 million (US$ 37 million) in Q2 2020, a decrease of 19% from NIS 159 million in Q2 2019, largely reflecting the decrease in cellular service revenues and cellular equipment gross profit mainly as a result of the coronavirus crisis. This decrease was partially offset by a decrease in cellular operating expenses including payroll and related expenses, rent and overheads and other cost cutting measures, partially offset by an increase in interconnect expenses. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q2 2020 was 24% compared with 28% in Q2 2019.

Adjusted EBITDA for the fixed-line segment was NIS 71 million (US$ 20 million) in Q2 2020, an increase of 29% from NIS 55 million in Q2 2019, mainly reflecting the increase in fixed-line segment service revenues and the cost cutting measures implemented by the Company in order to mitigate the impact of the crisis. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q2 2020 was 26%, compared with 22% in Q2 2019.

Finance costs, net in Q2 2020 were NIS 13 million (US$ 4 million), a decrease of 19% compared with NIS 16 million in Q2 2019.

In Q2 2020, no income tax expenses were recorded, compared with NIS 3 million from Q2 2019.

Profit in Q2 2020 was NIS 7 million (US$ 2 million), an increase of 133% compared with a profit of NIS 3 million in Q2 2019.

Based on the weighted average number of shares outstanding during Q2 2020, basic earnings per share or ADS, was NIS 0.04 (US$ 0.01), compared with basic earnings per share of NIS 0.02 in Q2 2019.

Cellular Segment Operational Review

At the end of Q2 2020, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions included on an adjusted basis) was approximately 2.71 million, including approximately 2.40 million Post-Paid subscribers or 89% of the base, and approximately 304 thousand Pre-Paid subscribers, or 11% of the subscriber base.

During the second quarter of 2020, the cellular subscriber base increased net by approximately 32 thousand. The Post-Paid subscriber base increased by approximately 24 thousand, and the Pre-Paid subscriber base increased by approximately 8 thousand.

Total cellular market share (based on the number of subscribers) at the end of Q2 2020 was estimated to be approximately 25%, unchanged from the end of Q2 2019.

The quarterly churn rate for cellular subscribers in Q2 2020 was 7.5%, compared with 7.9% in Q2 2019 and 7.5% in Q1 2020.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2020 was NIS 51 (US$ 15), a decrease of 12% from NIS 58 in Q2 2019. The decrease resulted from the impact of the coronavirus crisis on roaming service revenues and the continued price erosion of cellular services due to the continued competitive market conditions, which were partially offset by an increase in interconnect revenues.

Funding and Investing Review

In Q2 2020, Adjusted Free Cash Flow (including lease payments) totaled NIS 44 million (US$ 13 million), an increase of 42% compared to NIS 31 million in Q2 2019.

Cash generated from operating activities totaled NIS 193 million (US$ 56 million) in Q2 2020, a decrease of 11% from NIS 216 million in Q2 2019, mainly reflecting the decrease in Adjusted EBITDA and a decrease in operating assets and liabilities.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 33 million (US$ 10 million) in Q2 2020, a decrease of NIS 10 million from NIS 43 million in Q2 2019.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 119 million (US$ 34 million) in Q2 2020, a decrease of 17% from NIS 143 million in Q2 2019.

The level of Net Debt at the end of Q2 2020 amounted to NIS 658 million (US$ 190 million), compared with NIS 965 million at the end of Q2 2019, a decrease of NIS 307 million. The decrease mainly reflected the Company’s share issuance in January 2020 for which the total net consideration received was approximately NIS 276 million.

Regulatory Developments

Holdings of approved Israeli shareholders in the Company - The provisions of the Company's cellular license require, among others, that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications (“Israeli Shareholders”).

Further to the description in our 2019 Annual Report, on July 7, 2020, the MOC published an amendment to our cellular license which provides that the license terms applicable to Israeli Shareholders may be replaced by an order issued by virtue of section 13 of the Communications Law (Telecommunications and Broadcasting), 1982.

Upgrade of Bezeq’s infrastructure to VDSL35b Technology - On July 12, 2020, Bezeq reported that the MOC has allowed it make use of VDSL35b Technology, According to Bezeq’s report, this technology will allow it to substantially improve internet connection speeds and will allow it to market connections of up to 200 Mbps. Bezeq’s report states that the rollout of this new technology is expected to be limited to approximately 230,000 subscribers. According to the MOC’s approval, the relevant retail offering may be launched four months after the update to the existing interface with wholesale providers is published by Bezeq.

Inter-departmental recommendations on the structural separation provisions applicable to the Bezeq and Hot groups - Further to the description in our 2019 Annual Report, on June 30, 2020, the MOC published the report of the inter-departmental team (“the Team”) tasked with examining the structural separation provisions applicable to the Bezeq and Hot groups. After weighing the alternatives, and considering the ramifications of canceling the current provisions – the Team recommended not to cancel the current structural separation provisions at this time. The Team’s MOC members are of the opinion that the current provisions applicable to Bezeq have been effective thus far and cancelling them would severely harm competition and the welfare of consumers.

Joint use of fiber optic infrastructure in existing residential buildings - Further to the description in our 2019 Annual Report, on July 7, 2020, the MOC published its decision on the joint use and deployment of fiber optic infrastructure in existing residential buildings. The decision stipulates that the first operator to deploy fiber optic cables in an existing residential building will be required to offer other operators to jointly use those cables in return for them taking part in the costs involved plus a reasonable premium. The first operator to deploy in such buildings will also be required to deploy the infrastructure in such a way as to enable at least one more operator (in addition to the operator/operators who have agreed to joint use of the infrastructure) to jointly use such infrastructure.

Conference Call Details
Partner will hold a conference call on Tuesday, August 18, 2020 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0650
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from August 18, 2020 until September 1, 2020, at the following numbers:
International: +972.3.925.5900
North America toll-free: +1.888.782.4291
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our expectation that the continued cessation of international travel will result in a material negative impact on the Company’s results of operations for the second half of 2020, but that we will be able to mitigate and partially reduce the effects. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular the severity and duration of the impact on our business of the current health crisis, and on the effectiveness of the proactive measures the Company has taken to cut costs and on the continuation of the improvements we have experienced in other business parameters, including increases in demand for the Company’s services following the crisis. We have also assumed that we will continue to be able to take proactive cost-cutting measures. In light of the current unreliability of predictions as to the ultimate severity and duration of the health crisis, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results. The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”. The preparation of interim condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management based such estimates on historical experience, information available at the time, and assumptions believed to be reasonable under the circumstances and at such time, including the impact of extraordinary events such as the novel coronavirus ("COVID-19"). Actual results could differ from those estimates.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2020: US $1.00 equals NIS 3.466. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share based compensation)
Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow
Net cash provided by operating activities
add
Net cash used in investing activities
deduct
Proceeds from (investment in) short-term
deposits, net
deduct
Lease principal payments
deduct
Lease interest payments
Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Advances on account of notes payables
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks, Advances on account of notes payables,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2019	2020	2020
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	299	409	118
Short-term deposits	552	607	175
Trade receivables	624	557	161
Other receivables and prepaid expenses	39	38	11
Deferred expenses – right of use	26	28	8
Inventories	124	132	38
	1,664	1,771	511

NON CURRENT ASSETS
Trade receivables	250	230	66
Deferred expenses – right of use	102	113	33
Lease – right of use	582	559	161
Property and equipment	1,430	1,438	415
Intangible and other assets	538	508	147
Goodwill	407	407	117
Deferred income tax asset	41	35	10
Prepaid expenses and other assets	1	1	*
	3,351	3,291	949

TOTAL ASSETS	5,015	5,062	1,460

*      Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2019	2020	2020
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	367	367	106
Trade payables	716	664	192
Payables in respect of employees	103	89	26
Other payables (mainly institutions)	23	7	2
Income tax payable	30	31	9
Lease liabilities	131	123	35
Deferred revenues from HOT mobile	31	31	9
Other deferred revenues	45	57	16
Provisions	43	36	10
	1,489	1,405	405
NON CURRENT LIABILITIES
Notes payable	1,275	1,169	337
Borrowings from banks	138	112	32
Advances on account of notes payables		11	3
Financial liability at fair value	28	15	5
Liability for employee rights upon retirement, net	43	41	12
Lease liabilities	486	469	135
Deferred revenues from HOT mobile	102	86	25
Provisions and other non-current liabilities	37	38	11
	2,109	1,941	560

TOTAL LIABILITIES	3,598	3,346	965

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2019 and June 30, 2020 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2019 – *162,915,990 shares
June 30, 2020 – *182,653,572 shares
Capital surplus	1,077	1,321	381
Accumulated retained earnings	576	599	173
Treasury shares, at cost December 31, 2019 – **8,275,837 shares June 30, 2020 – **7,870,294 shares	(238)	(206)	(60)
TOTAL EQUITY	1,417	1,716	495
TOTAL LIABILITIES AND EQUITY	5,015	5,062	1,460

*    Net of treasury shares.
**  Including restricted shares in amount of 1,247,583 and 888,059 as of and  December 31, 2019 and June 30, 2020, respectively, held by a trustee under the Company's Equity Incentive   Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,575	1,581	781	774	456	223
Cost of revenues	1,327	1,308	650	653	377	188
Gross profit	248	273	131	121	79	35

Selling and marketing expenses	150	140	75	69	41	20
General and administrative expenses	82	90	43	39	26	11
Other income, net	15	13	9	7	4	2
Operating profit	31	56	22	20	16	6
Finance income	3	3	1	4	1	1
Finance expenses	33	35	17	17	10	5
Finance costs, net	30	32	16	13	9	4
Profit before income tax	1	24	6	7	7	2
Income tax expenses (income)	(4)	7	3	*	2	*
Profit for the period	5	17	3	7	5	2
Attributable to:
Owners of the Company	5	17	3	7	5	2
Non-controlling interests	*		*
Profit for the period	5	17	3	7	5	2

Earnings per share
Basic	0.03	0.09	0.02	0.04	0.03	0.01
Diluted	0.03	0.09	0.02	0.04	0.03	0.01
Weighted average number of shares outstanding (in thousands)
Basic	162,771	181,926	162,812	182,615	181,926	182,615
Diluted	163,364	182,522	163,376	183,161	182,522	183,161

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	5	17	3	7	5	2
Other comprehensive income (loss) for the period, net of income tax		1		(1)	*	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	5	18	3	6	5	2
Total comprehensive income attributable to:
Owners of the Company	5	18	3	6	5	2
Non-controlling interests	*		*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	5	18	3	6	5	2

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	6 months period ended June 30, 2020				6 months period ended June 30, 2019
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	824	421		1,245	886	380		1,266
Inter-segment revenue - Services	8	68	(76)		8	74	(82)
Segment revenue - Equipment	276	60		336	257	52		309
Total revenues	1,108	549	(76)	1,581	1,151	506	(82)	1,575
Segment cost of revenues - Services	640	399		1,039	694	398		1,092
Inter-segment cost of revenues - Services	68	8	(76)		74	8	(82)
Segment cost of revenues - Equipment	229	40		269	202	33		235
Cost of revenues	937	447	(76)	1,308	970	439	(82)	1,327
Gross profit	171	102		273	181	67		248
Operating expenses (3)	155	75		230	169	63		232
Other income, net	10	3		13	11	4		15
Operating profit	26	30		56	23	8		31
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	229	124			278	94
–Other (1)	6				8
Segment Adjusted EBITDA (2)	261	154			309	102
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				415				411
- Depreciation and amortization				(353)				(372)
- Finance costs, net				(32)				(30)
- Income tax income (expenses)				(7)				4
- Other (1)				(6)				(8)
Profit for the period				17				5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended June 30, 2020				3 months period ended June 30, 2019
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	405	211		616	449	193		642
Inter-segment revenue - Services	4	33	(37)		4	37	(41)
Segment revenue - Equipment	130	28		158	115	24		139
Total revenues	539	272	(37)	774	568	254	(41)	781
Segment cost of revenues - Services	318	207		525	347	199		546
Inter-segment cost of revenues - Services	33	4	(37)		37	4	(41)
Segment cost of revenues - Equipment	110	18		128	89	15		104
Cost of revenues	461	229	(37)	653	473	218	(41)	650
Gross profit	78	43		121	95	36		131
Operating expenses (3)	70	38		108	87	31		118
Other income, net	5	2		7	6	3		9
Operating profit	13	7		20	14	8		22
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	114	64			141	47
–Other (1)	2				4
Segment Adjusted EBITDA (2)	129	71			159	55
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				200				214
- Depreciation and amortization				(178)				(188)
- Finance costs, net				(13)				(16)
- Income tax expenses				*				(3)
- Other (1)				(2)				(4)
Profit for the period				7				3

*    Representing an amount of less than 1 million.
 (1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months period ended June 30,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	430	398	115
Income tax paid	(1)	(1)	*
Net cash provided by operating activities	429	397	115
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(247)	(192)	(55)
Acquisition of intangible and other assets	(81)	(78)	(23)
Investment in short-term deposits, net	(241)	(55)	(16)
Interest received	*	3	1
Consideration received from sales of property and equipment	1
Net cash used in investing activities	(568)	(322)	(93)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(72)	(67)	(19)
Lease interest payments	(10)	(9)	(3)
Interest paid	(20)	(33)	(10)
Share issuance		276	80
Advances on account of notes payables issuance	34	11	3
Proceeds from issuance of notes payable, net of issuance costs	222	88	26
Proceeds from issuance of option warrants exercisable for notes payables	37
Repayment of notes payable		(204)	(59)
Repayment of non-current borrowings	(26)	(26)	(8)
Repayment of current borrowings	(13)
Settlement of contingent consideration		(1)	*
Transactions with non-controlling interests	(2)
Net cash provided by financing activities	150	35	10
INCREASE IN CASH AND CASH EQUIVALENTS	11	110	32
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	416	299	86
CASH AND CASH EQUIVALENTS AT END OF PERIOD	427	409	118

*    Representing an amount of less than 1 million.

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months period ended June 30,
	2019	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	5	17	5
Adjustments for:
Depreciation and amortization	358	338	98
Amortization of deferred expenses - Right of use	14	15	4
Employee share based compensation expenses	8	5	1
Liability for employee rights upon retirement, net	1	(1)	*
Finance costs, net	11	8	2
Interest paid	20	33	10
Interest received	*	(3)	(1)
Deferred income taxes	1	6	2
Income tax paid	1	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	78	87	25
Other	(5)	1	*
Increase (decrease) in accounts payable and accruals:
Trade	(4)	(33)	(9)
Other payables	(4)	(30)	(9)
Provisions	(9)	(7)	(2)
Deferred revenues from HOT mobile	(16)	(16)	(5)
Other deferred revenues	4	12	4
Increase in deferred expenses - Right of use	(25)	(28)	(8)
Current income tax	(6)	1	*
Decrease (increase) in inventories	(2)	(8)	(2)
Cash generated from operations	430	398	115

*    Representing an amount of less than 1 million.

At June 30, 2020 and 2019, trade and other payables include NIS 123 million ($35 million) and NIS 145 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	429	397	216	193	115	56
Net cash provided by (used in) investing activities	(568)	(322)	(80)	70	(93)	20
Investment in short-term deposits, net	241	55	(62)	(186)	16	(54)
Lease principal payments	(72)	(67)	(38)	(29)	(19)	(8)
Lease interest payments	(10)	(9)	(5)	(4)	(3)	(1)
Adjusted Free Cash Flow	20	54	31	44	16	13
Interest paid	(20)	(33)	(16)	(31)	(10)	(9)
Adjusted Free Cash Flow After Interest	0	21	15	13	6	4

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2019	2020	2019	2020	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	1,092	1,039	546	525	299	152
Selling and marketing expenses	150	140	75	69	41	20
General and administrative expenses	82	90	43	39	26	11
Depreciation and amortization	(372)	(353)	(188)	(178)	(102)	(51)
Other (1)	(8)	*	(4)	1	*	*
OPEX	944	916	472	456	264	132

*    Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited) ****

NIS M unless otherwise stated	Q2' 18	Q3' 18	Q4' 18	Q1' 19	Q2' 19	Q3' 19	Q4' 19	Q1' 20	Q2' 20	2018	2019
Cellular Segment Service Revenues	454	476	447	441	453	466	438	423	409	1,843	1,798
Cellular Segment Equipment Revenues	157	143	165	142	115	142	172	146	130	643	571
Fixed-Line Segment Service Revenues	210	220	220	224	230	233	238	245	244	852	925
Fixed-Line Segment Equipment Revenues	20	25	24	28	24	25	26	32	28	92	103
Reconciliation for consolidation	(44)	(42)	(42)	(41)	(41)	(41)	(40)	(39)	(37)	(171)	(163)
Total Revenues	797	822	814	794	781	825	834	807	774	3,259	3,234
Gross Profit from Equipment Sales	37	44	42	39	35	33	37	37	30	166	144
Operating Profit*	22	48	14	9	22	26	30	36	20	116	87
Cellular Segment Adjusted EBITDA*	126	145	119	150	159	170	156	132	129	524	635
Fixed-Line Segment Adjusted EBITDA*	46	56	53	47	55	55	61	83	71	198	218
Total Adjusted EBITDA*	172	201	172	197	214	225	217	215	200	722	853
Adjusted EBITDA Margin (%)*	22%	24%	21%	25%	27%	27%	26%	27%	26%	22%	26%
OPEX*	492	504	502	472	472	474	467	460	456	1,996	1,885
Finance costs, net*	13	10	12	14	16	18	20	19	13	53	68
Profit*	2	26	19	2	3	7	7	10	7	56	19
Capital Expenditures (cash)	104	117	143	185	143	174	127	151	119	502	629
Capital Expenditures (additions)	98	111	177	157	142	150	129	129	121	499	578
Adjusted Free Cash Flow	55	70	(22)	(11)	31	13	16	10	44	124	49
Adjusted Free Cash Flow (after interest)	44	62	(37)	(15)	15	12	0	8	13	55	12
Net Debt	893	898	950	977	965	956	957	673	658	950	957
Cellular Subscriber Base (Thousands)**	2,623	2,630	2,646	2,620	2,616	2,651	2,657	2,676	2,708	2,646	2,657
Post-Paid Subscriber Base (Thousands)**	2,323	2,333	2,361	2,340	2,337	2,366	2,366	2,380	2,404	2,361	2,366
Pre-Paid Subscriber Base (Thousands)	300	297	285	280	279	285	291	296	304	285	291
Cellular ARPU (NIS)	57	60	57	56	58	59	55	53	51	58	57
Cellular Churn Rate (%)**	10.1%	8.0%	8.5%	8.5%	7.9%	7.7%	7.2%	7.5%	7.5%	35%	31%
Number of Employees (FTE)***	2,808	2,821	2,782	2,897	2,895	2,923	2,834	1,867	2,745	2,782	2,834

*	Figures from 2019 include impact of adoption of IFRS 16 - Leases (see also report 20-F).
**
As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers.

***
From 2019, the number of employees (FTE) also includes the number of FTE of PHI on a proportional basis of Partner's share in the subsidiary (50%). Excluding employees on unpaid leave as of March 31, 2020.

****	See footnote 2 regarding use of non-GAAP measures.

Disclosure for notes holders as of June 30, 2020

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.06.2020				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	218	218	**	218	1.413% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (4)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (2) (3)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	817	817	**	831	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20*	225 38.5 86.5 15.1 84.8 12.2 300	450	450	**	480	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G debentures immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series in July 2020, the Company issued Series G Notes in a principal amount of NIS 12.2 million. As of today, the total future considerations expected to the Company in respect of the allotment of the option warrants from the second series (after the exercises of option warrants as described above) and in respect of their full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 78 million. In July 2020, the Company issued in a private placement additional Series G Notes in a principal amount of NIS 300 million, under the same conditions of the original series.

(2)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of June 30, 2020, the ratio of Net Debt to Adjusted EBITDA was 0.8. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.
In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

(3)	In July 2020, the Company executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million. The total amount paid was NIS 313 million.
(4)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.
*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**   Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of June 30, 2020 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.06.2020 and 18.08.2020 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.06.2020 and 18.08.2020	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	08/2020	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020 08/2020	ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilAA-, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+ ilA+
F	S&P Maalot	ilA+	ilA+	08/2020	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+ ilA+, ilA+, ilA+
G (3)	S&P Maalot	ilA+	ilA+	08/2020	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020 08/2020	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+ ilA+

(1)	In August 2020, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook from “negative” to “stable”.

(2)	For details regarding the rating of the notes see the S&P Maalot reports dated August 10, 2020.

(3)
In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million. In July 2019, November 2019, February 2020 and May 31, 2020 the Company issued additional Series G Notes in a principal amount of NIS 38.5 million, NIS 86.5 million, NIS 15.1 million and NIS 84.8 million, respectively. In July, 2020, the Company issued additional Series G Notes in a total principal amount of NIS 312.2 million.

 * A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating   should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2020

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	313,385	-	-	-	37,648
Second year	-	358,377	-	-	-	31,897
Third year	-	249,149	-	-	-	25,017
Fourth year	-	249,149	-	-	-	18,847
Fifth year and on	-	314,947	-	-	-	30,595
Total	-	1,485,007	-	-	-	144,004

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	3,542
Second year	-	52,132	-	-	-	2,282
Third year	-	37,426	-	-	-	1,055
Fourth year	-	22,760	-	-	-	357
Fifth year and on	-	-	-	-	-	-
Total	-	164,450	-	-	-	7,236

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2020 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	365,517	-	-	-	41,190
Second year	-	410,509	-	-	-	34,179
Third year	-	286,575	-	-	-	26,072
Fourth year	-	271,909	-	-	-	19,204
Fifth year and on	-	314,947	-	-	-	30,595
Total	-	1,649,457	-	-	-	151,240

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of a joint arrangement, without expiration date).
g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

In addition to the total credit above, Company's financial debt includes:
1)	Financial liability at fair value in respect of option warrants issued in May 2019. At June 30, 2020, the financial liability totals to an amount of NIS 15 million.
2)	Advances on account of notes payables in a total amount of NIS 11 million which were issued on July 1, 2020.

In July 2020, the Company executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: August 18, 2020